Exhibit 3.1

CERTIFICATE OF RETIREMENT

OF

CLASS A COMMON STOCK

AND

CLASS B COMMON STOCK

OF

MAXLINEAR, INC.

Pursuant to Section 243(b)

of the General Corporation Law

of the State of Delaware

MaxLinear, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:

1. Article IV of the Fifth Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on March 29, 2010 (the “Fifth Amended and Restated Certificate”) authorizes, among other things, the issuance of five hundred million (500,000,000) shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and five hundred million (500,000,000) shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”).

2. All outstanding shares of Class A Common Stock and Class B Common Stock have been automatically converted (the “Conversion”) into shares of Common Stock, par value $0.0001 per share, of the Corporation pursuant to the provisions of Article IV of the Fifth Amended and Restated Certificate.

3. Section E.3. of Article IV of the Fifth Amended and Restated Certificate provides that following the Conversion, the reissuance of all shares of Class A Common Stock and Class B Common Stock shall be prohibited, and such shares shall be retired in accordance with Section 243 of the General Corporation Law of the State of Delaware (the “DGCL”) and the filing with the Secretary of State of the State of Delaware required thereby, and as a result of such retirement, the number of authorized shares of Class A Common Stock and Class B Common Stock shall be automatically reduced by the number of shares so retired.

4. The Board of Directors of the Corporation has adopted resolutions retiring 58,876,053 shares of Class A Common Stock and 6,569,800 shares of Class B Common Stock, constituting all of the shares of Class A Common Stock and Class B Common Stock that were issued but not outstanding following the Conversion.

5. Accordingly, pursuant to the provisions of Section 243(b) of the DGCL, upon the filing of this Certificate of Retirement, the Fifth Amended and Restated Certificate shall be amended so as to (a) reduce the total authorized number of shares of the capital stock of the Corporation by 65,445,853, such that the total number of authorized shares of the Corporation shall be 1,509,554,147, (b) reduce the authorized number of shares of Class A Common Stock by 58,876,053, such that the authorized number of shares of Class A Common Stock shall be 441,123,947, and (c) reduce the authorized number of shares of Class B Common Stock by 6,569,800, such that the authorized number of shares of Class B Common Stock shall be 493,430,200.

IN WITNESS WHEREOF, MaxLinear, Inc. has caused this Certificate of Retirement to be signed by its duly authorized officer as of March 29, 2017.

/s/ Kishore Seendripu
Kishore Seendripu, Ph.D.
Chief Executive Officer and President